

Mail Stop 3561

August 5, 2009

Via U.S. Mail

Allen Strang, Esq.
VW Credit, Inc.
2200 Ferdinand Porsche Drive
Herndon, VA 20171

> **Re: Volkswagen Auto Lease/Loan Underwritten Funding, LLC
> Registration Statement on Form S-3
> Filed July 10, 2009
> File No. 333-160515**

Dear Mr. Strang:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes

for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K. Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K. Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement. Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.

3. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

4. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

5. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Prospectus Supplements

Risk Factors, page S-18
Loss of TALF Eligibility, the Requirements of the TALF Program…, pages S-20 and S-23

6. We note your disclosure on pages S-20 and S-23, respectively, of the Loan Prospectus Supplement and the Lease Prospectus Supplement that a downgrade of the ratings of notes would prevent those notes from being used as collateral for additional TALF loans. Please disclose the ratings necessary to establish TALF eligibility.

Appendix B, page B-1

7. Please confirm that the finalized TALF Certification will be disclosed in the final Rule 424(b) prospectus, or filed simultaneously with or prior to the final prospectus.

Part II

Signatures

8. We note that the signature page for VW Credit Leasing, Ltd. has only been signed by individuals on behalf of the registrant. Please revise to include the second half of the signature page so that the registrant's principal executive officer, principal financial officer, and principal accounting officer are identified and each of those individuals along with a majority of the board of directors sign the registration statement in their individual capacity. Refer to the instructions for signatures on Form S-3.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Allen Strang, Esq.
Volkswagen Auto Lease/Loan Underwritten Funding, LLC
August 5, 2009
Page 4

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        Please contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3574 with any questions.

Regards,

Julie F. Bell
Attorney-Adviser

cc: Stuart M. Litwin, Esq.
      Mayer Brown LLP
      Fax: (312) 706-8165